February 28, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street, N.E.
Washington, DC 20594

Re:	Registration Statement on Form S-1 Filed December 23, 2009 File No. 333-163961

Dear Mr. Riedler:

              On behalf of Amarillo Biosciences, Inc. ("ABI" or "the Registrant"), we file Amendment No. 2 to the above-referenced registration statement. Required information has been updated to the required dates. Please review and advise with comments.

              The Registrant is a smaller reporting company and all reports due have been filed. For the most recent fiscal year (the year ended December 31, 2010), the Registrant reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes and has reported income from continuing operations attributable to the registrant before taxes in at least one of the two fiscal years immediately preceding the year ended December 31, 2010.

Respectfully, AMARILLO BIOSCIENCES, INC. By: /s/ Joseph M. Cummins Joseph Cummins, CEO

cc:	Laura Crotty, SEC Division of Corporation Finance by email only (crottyl@sec.gov)

4134 Business Park Drive • Amarillo, Texas 79110 • (806) 376-1741 • Fax: (806) 376-9301 • E: ABI@AmarBio.com